Via EDGAR

August 15, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1 Filed July 1, 2011 File Number 333-175284

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”).

The Amendment is intended to be responsive to the comments of the Staff contained in your letter of July 27, 2011, concerning the Registration Statement (“the Comment Letter”) and, in particular, (i) to include in the Registration Statement and the included prospectus the unaudited financial information of the Company for the reporting period ended June 30, 2011, which information was contained in the Company’s Form 10-Q filed with the SEC on August 12, 2011 and (ii) to update the disclosure to reflect developments since the date the Registration Statement.  In addition, supplemental disclosure requested by the Staff accompanies this letter.

Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

Registration Statement on Form S-1

General

1.
Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

A pre-effective amendment containing pricing related information will be filed prior to circulating the prospectus.

2.
Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Staff’s position regarding acceptable price range has been noted.

3.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Changes made to the Amendment in response to the Staff’s comments have been conformed to other portions of the filing, as applicable.

4.	Please provide us supplemental copies of proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Graphics and photographs have been included on the front and back covers of the Amendment and have been attached as Appendix 4 to this letter.

5.
Your Form S-1 does not include the financial statements of Novelos, the registrant, for the years ending December 31, 2010 and 2009 and the quarter ending March 31, 2011. Form S-1 rules also require that you include Rule 8-04 financial statements, which as a result of the reverse acquisition, will be those of the registrant, Novelos. Accordingly, please revise to provide the financial statements of the acquired company in accordance with Rule 8-04.

The historical financial statements of Novelos for the years ended December 31, 2009 and 2010 and the quarter ended March 31, 2011 have been included in the F-pages in the Amendment and are labeled as “Pre-Acquisition”.

6.	Please provide the information required by Item 304 of Regulation S-K regarding your change of accountants from Stowe & Degon LLC to Grant Thorton LLP.

The Company has omitted the information required by Item 304(a) of Regulation S-K in reliance upon Instruction 1 to Item 304, as this information was “previously reported” within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934, as amended, on Form 8-K filed June 1, 2011.  There were no events that would result in any required disclosure under Item 304(b).

Prospectus Summary

7.	Please briefly define the following terms used in the Prospectus Summary:

• Radiolabeled;
• Radioisotope;

• Apoptosis;
• Akt;
• Caspase-mediated;
• Cytotoxic;
• Dosimetry.

A Glossary of Scientific Terms has been inserted on page 55 of the prospectus in the Registration Statement, which includes definitions of these and other scientific terms used throughout the document. A reference to the glossary has been inserted at the beginning of the Prospectus Summary.

8.
Please note that the Prospectus Summary must be a balanced discussion of the disclosure found within the Prospectus. Accordingly, it must contain information related to the weaknesses and risks faced by the company in addition to its strengths. Please add a subsection to the Prospectus Summary immediately following the “Our Business” subsection to briefly describe the major risks and weaknesses facing the company. This discussion should include your history of losses, your involvement in legal proceedings, your need to raise a substantial amount of funds to continue development of your product candidates, your lack of revenue, and your lack of FDA-approved products.

The Amendment has been revised to include a description of the major risks and uncertainties in the Prospectus Summary under the caption “Key Risks and Uncertainties”.

9.	Please briefly describe your material collaborations and license agreements relating to Cellectar products and technologies in this section.

The Amendment has been revised to include a description of the key terms of the U. Mich. Agreement in the Prospectus Summary under the caption “Our Business”.  The U. Mich. Agreement is the only license or collaboration agreement that is material to our current operations.

10.
Please expand your Prospectus Summary section and Business section briefly to explain how Cellectar developed its technology platform and intellectual property. To the extent that this was developed in-house, please identify the technology.

The requested disclosure has been added to the Prospectus Summary, under the caption “Our Business”, and to the Business section, under the caption “Technology Overview”,  in the Amendment.

The Offering

11.
You state on page 4 that “unless we specifically state otherwise, the share information in this prospectus is as of June 29, 2011 . . . .” Please confirm that you will update share information with each amendment as of the latest practicable date.

The share information will continue to be updated in each amendment as of the latest practicable date, including any update to give effect to the Offering Reverse Split once the split ratio is determined by the board of directors.

Risk Factors
“We will require additional capital in order to continue our operations . . .,” page 7

12.
To the extent possible, please quantify the cost of your currently anticipated research and development activities, including the costs you will incur prior, and related to, filing INDs for COLD and LIGHT, and costs you will incur related to the initiation through completion of the Ib trial for HOT.

The disclosure in the risk factor has been revised to provide the requested information.

13.
We note your disclosure that your ability to execute your operating plan depends upon your ability to obtain additional funding via the sale of equity and/or debt securities, a strategic transaction, or otherwise. Please disclose whether you have approached any sources for additional funding, or have entered into negotiations for a transaction.

The Company has not entered into negotiations for such a transaction and has revised the risk factor to include this disclosure.

14.
We note your disclosure that you may obtain additional financing by issuing debt securities. Please expand your disclosure to inform the investor that any holders of debt securities could have rights superior to existing shareholders.

The disclosure in the risk factor has been revised accordingly.

“We were recently a defendant in a securities fraud class action lawsuit . . .,” page 8

15.
In the third paragraph of this risk factor, you disclose that the resulting liability from claims may not be covered by insurance. Please expand this risk factor to disclose the types of insurance you carry, and the extent of your coverage.

The risk factor has been revised to disclose the insurance coverage in place at the time of the claim.

“The integration of Novelos and Cellectar may be costly and difficult,” page 9

16.	If you have experienced any difficulties in integrating Novelos and Cellectar, please briefly describe them in this risk factor.

To date, there have been no notable difficulties encountered during integration.  The risk factor has been revised accordingly.

“We have limited in-house research and manufacturing capacity and rely . . .,” page 11

17.	Please expand this risk factor to discuss the term and termination provisions of any agreements you have with contract manufacturers, and the University of Wisconsin at Madison.

There are currently no agreements with contract manufacturers. The risk factor has been revised to describe the termination provisions of the materials transfer agreement between the Company and the University.  Please refer to the response to Comment number 37 for additional information regarding the manufacturing relationship between the Company and the University.

“We may face litigation from third parties who claim . . .,” page 12

18.
You state in this risk factor that “most of [your] license agreements would likely require that [you] pay the costs associating with defending this type of litigation.” It is not clear if you currently have any license agreements in addition to your license agreement with the University of Michigan. If you do not, please clarify that you are referring to potential future license agreements. If you currently have license agreements in addition to the license agreement with the University of Michigan, they should be described in the Business section.

The risk factor has been revised to clarify that it refers to the U. Mich. License and any license agreements that the Company may enter into at a future date.  The Company does not currently have any material license agreements other than the U. Mich. license agreement.

19.	If you have or have had any claims against you alleging infringement, please so disclose in this risk factor.

To date, there have been no claims against either Novelos or Cellectar alleging infringement.

“If we are unable to protect or enforce our rights to intellectual property . . .,” page 13

20.
You indicate that you maintain confidentiality and assignment-of-inventions agreements with your employees and other persons with access to your proprietary materials or processes. Please provide the Staff with a supplemental copy of the standard confidentiality agreement and the assignment-of-inventions agreement you enter into with your employees. We may have further comment.

The standard forms of employee confidentiality and inventions agreement for the Company’s Massachusetts and Wisconsin locations have been attached to this response letter as Appendix 1 and Appendix 2, respectively.  All current and former Massachusetts-based Novelos employees have executed such an agreement in the form of Appendix 1. Following the Acquisition, all former Cellectar Wisconsin-based employees executed such an agreement in the form of Appendix 2.  The form of agreement used by Cellectar prior to the Acquisition, applicable to individuals who are not currently employees of the Company, is included as Appendix 3.

“The use of hazardous materials, including radioactive materials . . .,” page 14

21.	Please disclose the amount of your insurance coverage.

The risk factor has been revised to disclose the limits of the applicable coverage.

“If we are unable to convince physicians of the benefits of our intended products. . .,” page 15

22.	In this risk factor and in the Business section, please describe your target market.

The risk factor and the Business section, subsection Market Overview, have been revised to describe the Company’s target market as the market for the treatment and diagnosis of cancer.

“The market for our products is rapidly changing . . .,” page 15

23.	Please expand your disclosure in this risk factor to identify the major potential competing products, their indications, and the companies who are selling or developing them.

The risk factor has been expanded to provide the requested information, to the extent possible.

“We depend on key personnel who may terminate their employment . . . ,” page 16

24.	To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

The risk factor has been revised to indicate that the Company has not experienced such problems.

“There may be a limited public market for our securities . . .,” page 17

25.	Please briefly describe the listing requirements for initial listing on a registered stock exchange that your common stock currently fails to meet.

The risk factor has been revised to include disclosure that the Company’s common stock fails to meet the minimum bid price required to obtain an initial listing on a national securities exchange.

“Our common stock constitutes a ‘penny stock’ under SEC rules . . .,” page 17

26.	Please briefly define a “penny stock.”

The risk factor has been revised to include a brief definition of what constitutes a penny stock under SEC rules.

27.	In this risk factor, please also discuss the effect on liquidity, specific legal remedies available to investors of penny stocks, and how such remedies would affect the company.

The requested disclosure has been included in the risk factor.

“If we fail to maintain effective internal controls over financial reporting . . .,” page 17

28.	Please disclose any past or present weaknesses in your internal control over financial reporting.

The risk factor has been expanded in the Amendment to include disclosure regarding a material weakness that existed during 2005 which was remediated during 2006. There are no other past or present material weaknesses in our internal control over financial reporting.

Use of Proceeds

29.
The second paragraph of this section, beginning with “We may not be successful in selling any or all of the securities offered hereby. . . .” is inappropriate for this filing because this is a firm-commitment offering. Please delete this paragraph.

The paragraph has been deleted in the Amendment.

30.
We note your disclosure that you expect to use any proceeds received from this offering to fund your research and development activities, including the further development of your LIGHT, HOT and COLD compounds in a wide range of cancers. Please expand this statement to disclose where in the process of developing LIGHT, HOT, and COLD you expect the application of these proceeds will take you.

The disclosure in “Use of Proceeds” has been revised to provide the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

31.
Please revise to provide us the composition of research and development expenses for each period presented. In this regard, please provide us a break-out, if practicable, by development project, development phase (i.e. preclinical versus clinical), or by some other function/nature for which you report these costs internally.

Following the Acquisition, the Company internally reports and evaluates its research and development expenses based on four categories as follows: clinical projects, preclinical projects, manufacturing costs, and general fixed and overhead expense that are not allocated to the functional project costs, including personnel costs, manufacturing facility costs, related overhead costs and patent costs.  The discussions of research and development expenses for the six months ended June 30, 2011 and 2010 and the years ended December 31, 2010 and 2009 have been revised in the Amendment, to the extent possible, to provide the composition of research and development costs in those categories for the periods presented.

Liquidity and Capital Resources, page 25

32.
Please revise to discuss the reasons for the changes in operating assets and liabilities, which contributed to the reduction in cash used in your operating activities from $1,215,612 in the first quarter of 2010 to $324,566 in the first quarter of 2011. For example, you disclose that accounts payable and accrued liabilities contributed $293,000 to operating cash flows in the first quarter of 2011. However, you do not discuss the reasons for the corresponding increase in accounts payable and accrued liabilities. Ensure that your revised disclosure also describes any known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

The Company has revised its disclosure in Liquidity and Capital Resources in response to this Comment.

Critical Accounting Policies
Stock-based Compensation, page 26

33.
In order for us to fully understand the equity fair market valuations reflected in your financial statements, please revise to provide a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock,  fair value of the instrument granted for all equity instruments and the amount of compensation or interest element recorded, if any, for all equity instruments issued during 2010 and 2011 through the date of your response. This table should include the 3,576,400 options issued on May 18, 2011 for $1.40.

The Company has included the following table in the Critical Accounting Policies disclosure in response to the Staff’s Comment.

Date of Grant	Number of Options Granted	Exercise Price	Fair value of Underlying Stock on Grant Date	Fair Value of Instrument on Grant Date	Compensation Expense Recognized through June 30, 2011

April 25, 2011	100,000	$3.00	$3.00	$2.79	$5,000
May 18, 2011	1,581,100	$1.40	$1.40	$1.17	57,324
May 18, 2011	670,200	$1.40	$1.40	$1.18	23,365
May 18, 2011	750,000	$1.40	$1.40	$1.15	51,186
May 18, 2011	405,100	$1.40	$1.40	$1.14	18,126
May 18, 2011	150,000	$1.40	$1.40	$1.30	39,181
May 23, 2011	20,000	$1.88	$1.88	$1.57	1,095
May 25, 2011	20,000	$1.65	$1.65	$1.34	4,340
	3,696,400				$199,617

The 20,000 options granted on May 23, 2011 were approved for issuance by the compensation committee on May 18, 2011, but were granted on the employee’s first day of employment on May 23, 2011 at the closing price of the Company’s common stock on that date. There were no option grants during 2010 or during 2011 prior to the Acquisition (by Novelos or Cellectar). The compensation expense that is reflected in the above table does not equal the stock-based compensation expense as reported in the six months ended June 30, 2011, since that period includes stock-based compensation expense recorded in the three months ended March 31, 2011 related to options to purchase common stock granted by Cellectar prior to 2010, all of which were canceled prior to the Acquisition.

34.
We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

The Staff’s comment has been noted.  All former Cellectar options were canceled prior to the Acquisition, and all options issued by Novelos prior to the Acquisition are significantly out-of-the-money as a result the 1-for-153 reverse split of Novelos common stock completed in April 2011.  Accordingly, the grants most relevant to the Company on a prospective basis are those options granted subsequent to the Acquisition. The exercise prices of these grants were based on the closing market price of the Company’s common stock on the date of grant.  Once an estimated offering price is determined and disclosed, quantitative and qualitative disclosures will be made explaining the difference between the estimated offering price and the value of those options.

Business
Business of Novelos, page 27

35.	Please clarify in the discussion of LIGHT on page 28 whether an IND has been filed for LIGHT.

The discussion in the Business Section under the caption “Technology Overview” has been revised to describe that the LIGHT trials are being conducted pursuant to an investigator-sponsored IND.

Pipeline Product, page 32

36.
You suspended development of NOV-002 and NOV-205, pending further evaluation, but continue to describe these compounds as “Legacy Pipeline Products.” Please revise your disclosure to clarify the current status of these drug compounds, previously under development by Novelos, and describe the reasonably likely prospects for their continuing future development.

The disclosure under the caption “Legacy Products” has been revised to clarify that the Company’s resources will be directed to the development of the Cellectar compounds, and as such, it is unlikely that any further development will be conducted on these compounds.

Manufacturing, page 33

37.
You state that LIGHT is currently manufactured by your collaborator, the University of Wisconsin, and that you currently rely upon contract manufacturers to produce COLD. Please disclose whether you have any other agreements related to the manufacture of COLD. If so, please describe the material terms of these agreements, including each parties’ rights and obligations under the agreement, duration, termination provisions and all other material terms. Please also file any agreements as exhibits to your registration statement, or provide a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Currently there are no contract manufacturing agreements in place.  In connection with our collaborations with the University of Wisconsin in Madison, small quantities of LIGHT have been manufactured at no cost to the Company for use in investigator-sponsored clinical trials.  A materials transfer agreement is in place between the Company and the University, which provides for the protection of confidential information and intellectual property. The Company is in the process of negotiating a fee-based arrangement with the University for the manufacture of LIGHT in the future and, when executed, the Company will evaluate whether it should be filed as a material agreement pursuant to Item 601(b)(10).  The disclosure under the caption “Manufacturing” has been clarified accordingly.

Competition, page 33

38.	Please expand your disclosure to identify the companies that produce Zevalin, Bexxar, and FDG.

The disclosure in the caption “Competition” has been expanded as requested.

Licenses / Collaborations, page 35

39.	Please expand your description of the license agreement between Cellectar and the University of Michigan to describe:

• All of Cellectar’s obligations and related deadlines under the agreement;
• The status regarding these obligations;

• The consequences of a failure to perform; and
• Any termination provisions in the license agreement.

The description in “Licenses/Collaborations” has been revised to include the termination provisions and the status of the Company’s payment obligations.  The original license agreement between Cellectar and the University of Michigan required Cellectar to meet four diagnostic milestones and one therapeutic milestone. The agreement was subsequently amended by a series of amendments to either acknowledge their completion or to eliminate the obligations.  Therefore, the Company has not disclosed these as ongoing obligations.

Compensation of Directors and Executive Officers
Employment Agreements, page 43

40.
You state that on June 1, 2011, the employment agreement between the company and Mr. Palmin was amended. Please file the amended employment agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The amendment to the employment agreement has been incorporated by reference as Exhibit 10.2 to the Amendment. Note that this item was included as Exhibit 10.1 to the Form 8-K filed by the Company on June 1, 2011.

Security Ownership of Certain Beneficial Owners and Management

41.
It appears that the total number of shares beneficially owned by Greenway Properties Inc. is miscalculated. It appears that the number should be 2,337,400 instead of 1,337,400. Please revise accordingly.

There was a typographical error in the total shares beneficially owned by Greenway Properties Inc. disclosed in the Registration Statement.  The disclosure has been corrected in the Amendment.

42.
In the footnotes to this table, please identify the natural person(s) who ultimately hold dispositive and voting power over the shares held of record by MEG-Cellectar II LLC and Greenway Properties Inc. Management.

The footnotes to the table have been expanded to include the requested information.

43.	It appears that you have a classified board of directors. In the table on page 39, please specify the year in which each director’s term will expire.

The table under “Management” has been revised to show when each director’s term will expire.

Notes to Financial Statements

5. Convertible Debt, page F-12

44.	Regarding the convertible notes issued on January 25, 2010, please explain the following:

a.
How you calculated the initial beneficial conversion feature of $214,000 that was recognized immediately, specifically addressing the fair value of Cellectar’s common stock at the date of grant and the number of shares the convertible notes were convertible into;

The conversion price set forth in Convertible Notes was $0.70 per share of Cellectar common stock. Since Cellectar was a privately-held company at the time the Convertible Notes were issued, and there was accordingly no public market for Cellectar common stock, in order to determine whether a beneficial conversion feature (BCF) was embedded in the Convertible Notes, an estimate of the reasonable fair value of Cellectar common stock as of the date of issuance of the Convertible Notes was determined on the basis of other available information.

During 2009, Cellectar engaged an independent firm to perform an equity valuation of Cellectar’s common stock.  The valuation report estimated a fair value of $0.755 per Cellectar common share. The operations and financing activities of Cellectar during the period between the date of the valuation and the issuance of the Convertible Notes on January 25, 2010, were evaluated in order to determine whether there were any factors or events occurring during that period that would result in a material change to Cellectar’s valuation.  During that period of time, Cellectar was proceeding with planned research activities, including preclinical testing and the conduct of a small Phase 1a clinical trial. These activities did not yield any notable results during that time, either positive or negative, that would have materially affected the valuation. Cellectar was also seeking to raise capital during 2009 and 2010.  Although there were no issuances of common stock during this time, from mid-2009 until mid-2010, Cellectar was in discussions with new investors for a possible convertible preferred stock financing. The proposed terms of the financing included a tranched investment, dependent on the achievement of future milestones, a proposed conversion price of $1.00 per share of Cellectar common stock and rights superior to those of common stockholders, such as dividends, liquidation preference, pro-rata participation in future financings and mandatory redemption rights.  This financing was not consummated and was abandoned in mid-2010.  Based on the nature of the proposed terms and the fact that it was not consummated, the proposed preferred stock financing did not provide a meaningful measurement of fair value of the common stock at January 25, 2010.  Following this evaluation, it was concluded that the independent valuation was the best indication of fair value on the date of issuance of the Convertible Notes.   The conversion price of $0.70 per share was then compared to the estimated fair value of $0.755 per share and it was concluded that a BCF was embedded in the Convertible Notes.

ASC Topic 470-20-30-6 states that the intrinsic value of a BCF shall be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of common shares into which the security is convertible.  The aggregate principal at issuance was $2,720,985 and was convertible into 3,887,121 shares of Cellectar common stock (or 3,278,786 shares of Novelos common stock giving effect to the Exchange Ratio as described below).  The difference between the conversion price of $0.70 per share of Cellectar common stock and the estimated fair value of Cellectar common stock of $0.755, or $0.055 per share, was applied to the number of shares of Cellectar common stock that were issuable upon such conversion, resulting in an intrinsic value of $213,792.  The intrinsic value was expensed on the date of issuance as the debt was immediately convertible and the beneficial conversion feature was not contingent on a future event.

For the purpose of presentation in the footnotes to the financial statements, the applicable share and per share numbers above have been retroactively restated to give effect to the Exchange Ratio of 0.8435 share of Novelos common stock for each share of Cellectar common stock, as provided by the Merger Agreement.

b.
Tell us how you determined at January 20, 2011 that the Convertible Notes would be converted into 4,181,535 shares of common stock and how you calculated the additional shares of 343,963 compared to the original terms of the convertible notes; and

On January 20, 2011, the Convertible Notes matured but remained unpaid.  At that time, Cellectar and Novelos were in discussions regarding a proposed business combination and financing.  Following the maturity of, and Cellectar’s default on, the Convertible Notes, the holders of the Convertible Notes agreed that all of the outstanding notes would be automatically converted effective immediately prior to the completion of an acquisition and financing (the “Conversion Time”), if completed.  The number of shares issued upon such conversion would be dependent on the amount of investment made by the note holders at the Conversion Time.

On January 31, 2011, the note holders consented to the conversion of the Convertible Notes into 4,957,363 shares of Cellectar common stock if the Company received an aggregate investment of at least $2,000,000 from the note holders at the Conversion Time, and into 4,461,627 shares of Cellectar common stock if the Company received an aggregate investment of less than $2,000,000 from the note holders at the Conversion Time.  The share numbers set forth in the note holders’ consent were fixed, but were negotiated based on outstanding principal, targeted percentage ownership of outstanding Cellectar common stock and projected accrued interest based on an assumed closing date for the acquisition and financing.

On April 1, 2011, Cellectar’s board of directors voted to accept the note holders’ consent to convert the Convertible Notes into 4,957,363 shares of Cellectar common stock immediately prior to the Acquisition and agreed to waive the minimum financing commitment of $2,000,000 provided in the note holders’ consent.  The Convertible Notes were converted on April 8, 2011, immediately prior to the acquisition, into 4,957,363 shares of Cellectar common stock, or 4,181,535 shares of Novelos common stock giving effect to the Exchange Ratio applied in the Acquisition.  The note holders invested $1,500,000 in the financing that was completed in connection with the Acquisition.

ASC Topic 470-20-35-1 states that if the terms of a contingent conversion feature do not permit the issuer to compute the number of shares that the holder would receive upon conversion, then the issuer shall wait until the contingent event is resolved and then compute the number of shares to be issued upon conversion.  Since the consent of the note holders provided for two conversion amounts contingent upon both the completion of the Acquisition and an additional investment by the note holders, the number of shares that would be issued on conversion pursuant to the revised terms could not be determined until April 1, 2011, when the Cellectar board further modified (to remove the minimum investment) and formally approved the revised conversion terms.  Additionally, since the completion of the conversion was not certain until April 8, 2011 (the date of Acquisition) and the interest accruing between April 1, 2011 and April 8, 2011 was not material, it was concluded that the contingency was resolved on April 8, 2011 and the additional beneficial shares were calculated on that date.

ASC Topic 470-20-35-1 further states that the number of shares that would be received upon conversion based on the adjusted conversion price should be compared with the number that would have been received before the occurrence of the contingent event.  On April 8, 2011, the outstanding principal and accrued interest on the Convertible Notes totaled $3,184,706 which, based on the original terms, was convertible into 4,549,582 shares of Cellectar common stock, or 3,837,572 shares of Novelos common stock giving effect to the Exchange Ratio applied in the Acquisition.  The additional 343,963 shares of Novelos common stock were calculated as the difference between 3,837,572 shares of Novelos common stock issuable prior to the resolution of the contingency and the 4,181,535 shares of Novelos common stock that were issued upon conversion.

c.
Explain how you calculated the additional interest expense of $258,000 in connection with the January 2011 conversion and your basis for recognizing the expense in the second quarter of 2011 rather than the first quarter of 2011.

As noted above in response to Comment number 44.b., the calculation of the 343,963 additional shares was completed on April 8, 2011 at the time of resolution of the contingency.  The value of the additional 343,963 beneficial shares of Novelos common stock was estimated on April 8, 2011, based on the fair market value of Novelos common stock on that date. It was determined that the offering price per share of the common stock sold in the private placement completed concurrently with the acquisition was the best indication of market value on that date.

This conclusion was based on the following factors.  The closing price of Novelos common stock on the OTCBB on April 8, 2011 was $3.06 on trading volume of 7,400 shares, both as adjusted for the 1 for 153 April Reverse Split.  However, concurrent with the execution of the merger agreement, the Company entered into a Securities Purchase Agreement with certain accredited investors under which the Company sold an aggregate of 6,846,537 units, each unit consisting of one share of its common stock and a warrant to purchase one share of its common stock, at a price of $0.75 per unit, for gross proceeds of approximately $5,135,000 (or $0.75 per unit).  In order to determine whether the offering price represented a better indication of fair value on April 8, 2011 than the quoted market price, the composition of investors in the offering (new investors versus existing investors) and the percentage of ownership of existing investors before and after the new investment was evaluated.  39 investors participated, 24 of which were new investors investing an aggregate of approximately $2,200,000, or approximately 43% of the gross proceeds.  Of the existing investors that participated, two existing investors invested a total of $2,250,000 (or 44% of the gross proceeds), which additional investments were not proportional to their existing ownership.  These factors indicate that the private placement of common stock completed concurrent with the offering was made pursuant to a legitimate negotiation of price and did not merely represent a proportional follow-on round of existing investors without meaningful negotiation of terms.  Therefore, it was concluded that the $0.75 offering price represented the best indication of market value on April 8, 2011.  This fair market value was applied to the additional 343,963 shares to calculate the additional interest expense of $257,972.

Based on the information provided in the response to Comment 44.b., principally that the shares issuable upon conversion remained contingent until at least April 1, 2011 (the date of Cellectar board consent), the completion of the conversion remained contingent until April 8, 2011 and the guidance provided in ASC 470-20-35-1 and 35-3, which states that a contingent beneficial conversion feature shall not be recognized in earnings until the contingency is resolved, it was determined that the commitment date for the purpose of recognizing the additional BCF was April 8, 2011.  Therefore, the additional interest expense was calculated and recorded in the second quarter of 2011.

4. License Agreements, page F-11

45.
Please disclose the current status and key terms governing Novelos’ collaboration agreements with Lee’s Pharmaceutical and Mundipharma that govern NOV-002 and NOV-205 and how these agreements may impact the combined company going forward. In this regard, we note in Novelos’ Form 10-K for December 31, 2010, on page 44, that the suspension of NOV-205 may not impact Lee’s Pharm development strategy.

The Company has included the requested disclosure in Note 6 – License Agreements, under the caption “Novelos License Agreements”.  The Company does not anticipate that the collaboration agreements will have a material effect on its results of operations, cash flows, and financial position following the Acquisition.

15. Subsequent Events, page F-19
Purchase Accounting

46.
Please clarify how you determined the $2,219,903 purchase price, specifically why you used the fair value of shares of common stock retained by Novelos shareholders. In addition, explain how you determined the exchange ratio, described on page F-7, of 0.8435 shares of Novelos stock for one share of Cellectar stock.

Based on guidance provided in ASC Topic 805-40-30-2 and 805-40-55-8, the Company determined the purchase price by first determining the number of shares of common stock that Cellectar would have had to issue (2,959,871, after accounting for the Exchange Ratio) in order for Novelos shareholders to obtain the approximate 15% equity interest in the total outstanding shares of common stock of the combined Company following the Acquisition but before the April private placement, taking into effect the conversion of the Convertible Notes.  The number of shares transferred was then multiplied by the fair value of the Novelos common stock on that date ($0.75 per share) in order to arrive at the purchase price of $2,219,903.

Other than the warrants to purchase 105,039 shares of common stock recorded as a derivative liability in the opening balance sheet, the legacy Novelos options and warrants assumed in the Acquisition were significantly out-of-the-money as a result of the April Reverse Split and therefore had an insignificant value as of the Acquisition date.  Accordingly, no value was attributable to the exercisable portion of those options and warrants in the calculation of consideration transferred (see also response to Comment 51). As noted in the response to Comment 44.b, the offering price of $0.75 per Novelos common share represents the best indication of market value on April 8, 2011.  The disclosure has been revised in the Amendment to clarify the determination of $2,219,903 purchase price.

The Merger Agreement defines the Exchange Ratio to be applied in the Acquisition as 0.8435 share of Novelos common stock to be issued for one share of Cellectar common stock exchanged.  This amount was determined pursuant to negotiations between Novelos and Cellectar leading up to the execution of the definitive merger agreement and was calculated in order to achieve the approximate 15%/85% ownership of Novelos/Cellectar, respectively, following the April Reverse Split and Acquisition but before the private placement.

The disclosure in Note 4 – Acquisition, under the caption “Purchase Accounting” has been expanded to clarify the determination of the purchase consideration.

47.	Tell us how you considered the legacy pipeline products, NOV-002 and NOV 205, from Novelos in your purchase price allocation.

The Company completed a preliminary assessment of the purchase price allocation which was based on information that was available as of the Acquisition date.  The Company did not allocate any fair value to in-process research and development in connection with NOV-002 and NOV-205 development, as the Company is waiting for additional information necessary to finalize those fair values.  The estimated fair values of the assets acquired and liabilities assumed are provisional measurements and are subject to change once the Company completes an independent valuation.  The Company anticipates completing the final assessment as soon as practicable but in no event later than one year from the Acquisition date.  The disclosure in Note 4 – Acquisition, under the caption “Purchase Accounting”, has been revised accordingly in the Amendment.

Other Subsequent Events
Novelos Litigation, page F-22

48.
Please disclose whether you expect the impact of litigation contingencies on your future financial position, results of operations or cash flows to be material. If so, disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50-4.

The Company has revised the disclosure in Note 15 - Litigation to indicate that it does not anticipate the impact of the litigation contingencies to have a material impact on the its future financial position, results of operations or cash flows.

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Consolidated Statement of Operations, page F-27

49.	Please revise to show net income (loss) for the three months ended March 31, 2011.

The Unaudited Pro Forma Condensed Combined Financial Statements have been updated to include the Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2011. There are no adjustments to net loss for the six months ended June 30, 2011 to arrive at net loss attributable to common stockholders, however the presentation has been revised in the Amendment to include the net loss for that period in order be consistent with the presentation of the Pro Forma Consolidated Statement of Operations for the year ended December 31, 2010.

3. Pro Forma Adjustments, page F-31

50.
Please tell us why your warrants issued in connection with the securities purchase agreement, described on page F-21, are not required by ASC 815-40-15 to be classified as liabilities in your pro forma presentation.

The Company determined that the warrants are not required to be classified as liabilities in the pro forma financial statements based on the conclusion that the warrants are both indexed to our own stock and classified in stockholders’ equity in our balance sheet and are therefore not considered derivative instruments based on guidance provided in ASC Topic 815-10-15-74.

In order to determine that the warrants are indexed to Novelos stock, the two-step process outlined in ASC Topic 815-40-15-7A and 815-40-15-7C was applied based on the evaluation of the instruments’ exercise contingency features and the instruments’ settlement provisions.  The guidance in 815-40-15-7A states that the exercise contingency feature of an instrument shall not preclude the instrument from being indexed to an entity’s own stock, provided that the exercise contingency feature is not based on either an observable market (other than the market for the entity’s own stock) or an observable index (other than those calculated or measured solely by reference to the entity’s own operations).  Since the warrants are settled only in Novelos common stock, either by issuance of shares in exchange for cash or net issuance of shares, it was concluded that the warrants are indexed to Novelos common stock under this definition.

The warrants were then evaluated under the guidance provided in ASC Topic 815-40-15-7C related to the instruments’ settlement provisions, which states that an instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal either the fair value of a fixed number of the entity’s equity shares or a fixed monetary amount or fixed amount of a debt instrument issued by the entity.  The warrants provide for a fixed number of shares to be issued.  However, the warrant shares are subject to adjustment for certain stock dividends, stock splits, and rights offerings.  The guidance provided in ASC topic 815-40-15-7G and 815-40-55-42 provides an exception for adjustments related to these types of transactions, and the Company therefore concluded that although the number of shares used to calculate the settlement amount are not fixed, the warrants are still considered indexed to Novelos common stock due to the exception provided in the guidance noted above.

The determination of whether the warrants are included in equity on the balance sheet was made pursuant to ASC Topic 815-40-25-1 through 25-4.  Since the terms of the warrants do not include any provision that could require net cash settlement, but rather require either physical settlement (holder remits cash to Novelos and company issues shares to holder) or net share settlement (Novelos issues shares to the holder with a current fair value equal to the gain), the Company concluded that the warrants should be measured at fair value and reported in permanent equity.  The additional conditions required for an instrument to be classified as equity as provided in ASC Topic 815-40-25-7 through 25-35 were then evaluated as follows and it was determined that the warrants meet all of the additional conditions required for an instrument to be classified as equity:

(a)	The contract permits the entity to settle in unregistered shares.

The warrants do not contain a requirement to issue registered shares upon exercise. The warrants issued allow the holders to either purchase unregistered shares or receive a net share settlement of unregistered shares.  Furthermore, Novelos has no failed registration statements within six months of the issuance of the warrants (or at any time). Therefore, the classification of the warrants as permanent equity instruments is not affected.

(b)
The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all the other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.  As of June 30, 2011, the fully diluted shares that could possibly be outstanding upon exercise or conversion of options and warrants is approximately 38 million, compared with 150 million authorized, and the Company is not required to obtain shareholder approval to increase the authorized shares in order to settle the contract.  Therefore, the Company concluded that the settlement is within its control.

(c)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrants provide for a fixed number of shares to be issued upon a cash exercise.  The number of shares issued upon a net (cashless) exercise can not exceed that amount. The number of shares for which the warrants are exercisable are subject to equitable adjustment in connection with recapitalization-type transactions (stock dividends, splits, rights offerings).  The guidance in ASC topic 815-40-15-7G and 815-40-55-42 provides an exception for adjustments related to these types of transactions.  Additionally, since the events that would cause adjustment to the number of warrant shares would be initiated by the Company, these provisions do not affect the Company’s ability to control a settlement of the warrants in shares and therefore do not impact equity classification.

(d)	There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

ASC Topic 815-40-25-29 states that if a contract permits shares settlement but requires net cash settlement in the event that the entity does not make timely filings with the SEC, that contract should be classified as an asset or liability. The registration rights associated with the offering include requirements to register the shares of common stock underlying the warrants. The rights also include liquidated damages clauses that are calculated as 1.5% per month of the aggregate purchase price of the units purchased until the registration statement is filed or declared effective, not to exceed 5% of the aggregate amount invested.  ASC Topic 825-20-55-5 and Topic 815-40-25-43 states that the contingent obligation to make payments pursuant to a registration payment arrangement do not affect the entity’s analysis of whether the warrants are classified as liabilities or equity, regardless of the probability of payment under such arrangements.  The Company concluded that these liquidated damages clauses do not constitute net cash settlement and therefore this does not affect the equity classification. Furthermore, the registration rights payments were evaluated based on guidance in ASC Topic 825-20 and it was concluded that as of June 30, 2011, and through the date of this filing, it is not probable that damages will become due; therefore, no accrual for damages has been recorded.

(e)	There are no cash-settled top-off or make-whole provisions.

The warrants do not include make-whole or top-off provisions.  Therefore, this factor does not affect the equity classification.

(f)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The warrants do not include any provisions that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.  Therefore this factor does not affect the equity classification.

(g)	There is no requirement in the contract to post collateral at any point or for any reason.

The warrants do not require the warrant holder to post any collateral at any point for any reason.  Therefore this factor does not affect the equity classification.

51.
Please explain the methods and assumptions used to value the remaining warrants at March 31, 2011, which appear to be held primarily by Purdue and institutional investors, as described in adjustment “f.”

Adjustment “f” of the pro forma balance sheet relates to the adjustment to record the derivative liability at fair value, as of the assumed acquisition date, associated with 105,039 warrants issued to four institutional investors in connection with Novelos’ July 2010 public offering of common stock.  These warrants contain a down-round provision and therefore are not recorded as a component of equity.  The Company utilized the Black-Scholes valuation model to value the warrants as of the Acquisition date and applied assumptions similar to those used in the valuation of stock options (estimated volatility of 110%; an expected term of 4.3 years based on the remaining life of the warrant; a risk-free interest rate of 1.69%, based on the U.S. Treasury yield curve as of the time of re-measurement commensurate with the expected term assumption; and a dividend yield of 0%).  The Company estimated the fair value of Novelos common stock at the date of Acquisition as $0.75 per share based on the offering price of the common stock sold in the private placement completed concurrently with the Acquisition.  As described in the response to Comment 44.c, this was determined to be the best indication of fair value on the Acquisition date.   The Unaudited Pro Forma Condensed Combined Balance Sheet is not included in the Amendment, since the June 30, 2011 post-acquisition balance sheet is now available and included in the filing. Therefore, this footnote is no longer applicable.

Please refer to the response to Comment 44.c. for the Company’s basis for the determination of the fair value of the common stock as of the acquisition date.

The remaining warrants to purchase 210,125 of Novelos common stock outstanding at the Acquisition date were held by various institutional investors, including 21% held by Purdue. These warrants do not constitute derivative instruments under guidance provided in ASC Topic 815-40, most notably because they do not contain down-round provisions.  Therefore they were not included in the calculation of the derivative liability. These warrants have exercise prices between $16.07 and $191.25 and were therefore significantly out-of-the-money as of the Acquisition date.  The fair value of these warrants as of the Acquisition date, based on the Black-Scholes valuation model using assumptions similar to those described above, was determined to be immaterial in the aggregate and was accordingly excluded from the calculation of consideration transferred in the Acquisition.

52.	Please explain how you computed the $707,973 impact resulting from the conversion of the convertible notes, as described in adjustment “k.”

The $707,973 pro forma adjustment is comprised of the following two adjustments: $450,000 related to investment banking fees paid at the consummation of the merger; and $257,973 related to interest expense associated with the value of the beneficial shares resulting from the conversion of the Convertible Notes immediately prior to the Acquisition.  ASC Topic 805-10-25-23 states that acquisition-related costs are treated as an expense as incurred.  Since the $450,000 of investment banking fees had not yet been incurred by the Company as of March 31, 2011, the Company recorded the pro forma adjustment to reduce retained earnings at March 31, 2011 for the acquisition-related expense. The Unaudited Pro Forma Condensed Combined Balance Sheet is not included in the Amendment since the June 30, 2011 post-acquisition balance sheet is now available and included in the filing. Therefore, this footnote is no longer applicable.

As described in response to Comment 44, the Convertible Notes were converted on April 8, 2011, into more shares than would have been issued had they been converted in accordance with their original terms, resulting in a recorded interest expense of $257,973 on that date.  Please refer to the response to Comment 44.b and cc. for a detailed explanation of the calculation of these amounts.  Since the interest expense was not recorded in the Statement of Operations until April 8, 2011, the Company recorded a pro forma adjustment to reduce retained earnings at March 31, 2011 for the impact of the additional interest expense.

53.	Please explain your basis for including $450,000 of merger costs in your pro forma presentation of operating results, as described in adjustment “l.”

The $450,000 represents the merger success fees paid upon consummation of the Acquisition to the investment banking firms engaged by Cellectar and Novelos, which was recorded to expense on April 8, 2011.  Upon further evaluation, the Company has excluded these costs from the pro forma adjustments in the Amendment, in accordance with the Division of Corporate Finance - Financial Reporting Manual -Topic 3250.

54.	Please explain how you computed the $463,269 impact related to issuance of the beneficial shares upon conversion of the convertible notes, as described in adjustment “n.”

For the purpose of the pro forma statement of operations, the Company assumed that the Acquisition was consummated on January 1, 2010.  Accordingly, since the conversion was competed as a result of the Acquisition, it was assumed that the Convertible Notes would have been issued and converted on January 1, 2010.  The number of beneficial shares that would have been issued as of that date was calculated as the difference between the number of Novelos shares of common stock that were actually issued upon conversion (4,181,535) and the number of shares of Novelos common stock that would have been issued upon a conversion as of the issuance date (3,278,786, as set forth in the response to Comment 44.a.).  The additional 902,749 shares of Novelos common stock was multiplied by the fair value of Novelos common stock at the Acquisition date (as set forth in the response to Comment 44.c) of $0.75 per share, to arrive at $677,062 of pro forma interest expense associated with the BCF.  The actual interest included in the Statement of Operations for the twelve months ended December 31, 2010 ($213,792) was subtracted from this pro forma amount to arrive at the incremental pro forma adjustment of $463,269 reflected in the pro forma statement of operations.  The description of the pro forma adjustment in the Amendment has been clarified accordingly.

Item 16. Exhibits and Financial Statement Schedules

55.
We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

The Company will file the remaining exhibits in a subsequent amendment and notes that the Staff will require time to review and provide comments, if necessary.

56.
You indicate that portions of Exhibit 10.21 have been omitted pursuant to a confidential treatment request. However, the Form 10-Q for the fiscal quarter ended March 30, 2010– the form from which the exhibit is incorporated by reference – does not indicate that certain confidential information has been omitted from this exhibit pursuant to a request for confidential treatment, and the agreement appears unredacted. Please amend your exhibit index to remove the notation indicating that Exhibit 10.21 is subject to a confidential treatment order and has been filed in redacted form.

The confidential treatment notation was inadvertently attached to Exhibit 10.21 in the Registration Statement.  The Company has removed the notation on the exhibit, now listed as Exhibit 10.22, in the Amendment.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours, /s/ Paul Bork Paul Bork

cc:	Mr. Harry Palmin (Novelos)

Appendix 1

 EMPLOYEE NONDISCLOSURE AND DEVELOPMENTS AGREEMENT

In consideration and as a condition of my employment or continued employment (including, for purposes of this Agreement only being an officer of) by NOVELOS THERAPEUTICS, INC., a Delaware corporation with its executive offices located at One Gateway Center, Suite 504, Newton, MA 02458 (the "Company"), I hereby agree with the Company as follows:

1.           I will not at any time, whether during or after the termination of my employment, reveal to any person or entity any of the trade secrets or confidential information concerning the organization, business or finances of the Company or of any third party which the Company is under an obligation to keep confidential (including but not limited to trade secrets or confidential information respecting inventions, products, designs, methods, know-how, techniques, systems, processes, software programs, works of authorship, customer lists, projects, plans and proposals), except as may be required in the ordinary course of performing my duties as an employee of the Company, and I shall keep secret all matters entrusted to me and shall not use or attempt to use any such information in any manner which may injure or cause loss or may be calculated to injure or cause loss whether directly or indirectly to the Company.

Further, I agree that during my employment I shall not make, use or permit to be used any notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials of any nature relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs otherwise than for the benefit of the Company. I further agree that I shall not, after the termination of my employment, use or permit to be used any such notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials, it being agreed that all of the foregoing shall be and remain the sole and exclusive property of the Company and that immediately upon the termination of my employment I shall deliver all of the foregoing, and all copies thereof, to the Company, at its main office.

2.           If at any time or times during my employment, I shall (either alone or with others) make, conceive, discover or reduce to practice any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, secret or intellectual property right whatsoever or any interest herein (whether or not patentable or registrable under copyright similar statutes or subject to analogous protection) (herein "Developments") that (a) relates to the business of the Company or any of the products or services being developed, manufactured or sold by the Company, (b) results from tasks assigned me by the Company or (c) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company, such Developments and the benefits thereof shall immediately become the sole and absolute property of the Company and its assigns, and I shall promptly disclose to the Company (or any persons designated by it) each such Development and hereby assign any rights I may have or acquire in the Developments and benefits and/or rights resulting therefrom to the Company and its assigns without further compensation and shall communicate, without cost or delay, and without publishing the same, all available information relating thereto (with all necessary plans and models) to the Company.

Upon disclosure of each Development to the Company, I will, during my employment and at any time thereafter, at the request and cost of the Company, sign, execute, make and do all such deeds, documents, acts and things as the Company and its duly authorized agents may reasonably require:

(a) to apply for, obtain and vest in the name of the Company alone (unless the Company otherwise directs) letters patent, copyrights or other analogous protection in any country throughout the world and when so obtained or vested to renew and restore the same; and

(b) to defend any opposition proceedings in respect of such applications and any opposition proceedings or petitions or applications for revocation of such letters patent, copyright or other analogous protection.

In the event the Company is unable, after reasonable effort, to secure my signature on any letters patent, copyright or other analogous protection relating to a Development, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney-in-fact, to act for and in my behalf and stead to execute and file any such application or applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent, copyright or other analogous protection thereon with the same legal force and effect as if executed by me.

3.           While I am employed by the Company and thereafter for the duration of the Restricted Period (as defined below) I will not (i) directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate or invest in any Competing Business (as defined below), (ii) directly or indirectly, employ, attempt to employ, recruit or otherwise solicit, induce or influence any person to leave employment or engagement (in the case of a consultant) with the Company or any affiliate or subsidiary of the Company (other than terminating the employment of subordinate employees undertaken in the course of my employment with the Company), or (iii) Solicit (as defined below) any Customer (as defined below).  I understand that the restrictions set forth in this Section are intended to protect the Company’s interest in its proprietary information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose.

(A)
For purposes of this Agreement, the term  “Competing Business” shall mean a business which is competitive with any business (i) which the Company or any of its affiliates conducts or proposes to conduct at any time during my employment with the Company or (ii) any other business which the Company or any of its affiliates conducts or proposes to conduct, if I participated in the conduct of or planning for such business.  Notwithstanding the foregoing, I may own up to five percent (5%) of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business.

(B)
For purposes of this Agreement, the term “Restricted Period” shall mean a period of two (2) years immediately following the termination of my employment with the Company; provided, however, that if my employment with the Company is terminated without cause, then the “Restricted Period” shall mean a period of six (6) months immediately following the termination of my employment with the Company.

(C)
For purposes of this Agreement, the terms “Solicit” shall mean, directly or indirectly (i) soliciting the business or patronage of any Customer for any other person or entity which constitutes a Competing Business, (ii) diverting, enticing, or otherwise taking away from the Company the business or patronage of any Customer, or attempting to do so, or (iii) soliciting or inducing any Customer to terminate or reduce its relationship with the Company.

(D)
For purposes of this Agreement, the term “Customer” shall mean any person or entity who:  (i) is receiving services or products from the Company on the date of termination of my employment with the Company; or (ii) received such services for compensation at any time during the twelve (12) month period immediately preceding the date of my termination of my employment with the Company; (iii) commenced receiving services or products from the Company within three (3) months of the date of termination of my employment with the Company; or (iv) the Company is engaged in a joint venture or other strategic relationship prior to the termination of my employment with the Company.

4.           I agree that any breach of this Agreement by me will cause irreparable damage to the Company and that in the event of such breach the Company shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of my obligations hereunder.

5.           I understand that this Agreement does not create an obligation on the Company or any other person or entity to continue my employment.

6.           I represent that the Developments identified in the schedules, if any, attached hereto comprise all the unpatented and uncopyrighted Developments which I have made or conceived prior to my employment by the Company, which Developments are excluded from this Agreement. I understand that it is only necessary to list the title and purpose of such Developments but not details thereof.

I further represent that my performance of all of the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

7.           Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.

8.           I hereby agree that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

9.           My obligations under this Agreement shall survive the termination of my employment regardless of the manner of such termination and shall be binding upon my heirs, executors, administrators and legal representatives.

10.           The term "Company" shall include NOVELOS THERAPEUTICS, INC. and any of its subsidiaries, subdivisions or affiliates. The Company shall have the right to assign this Agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns.

11.           This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as a sealed instrument as of the ____ day of ________________, 2011.

__________________________ Signature __________________________ Name - Please Print __________________________ Address

ACKNOWLEDGED:

NOVELOS THERAPEUTICS, INC.

By:_____________________________
          Harry S. Palmin
Title: President and CEO

Appendix 2

EMPLOYEE NONDISCLOSURE AND DEVELOPMENTS AGREEMENT

In consideration and as a condition of my employment or continued employment (including, for purposes of this Agreement only being an officer of) by NOVELOS THERAPEUTICS, INC., a Delaware corporation with its principal offices located at 3301 Agriculture Drive, Madison, WI 53716 (the "Company"), I hereby agree with the Company as follows:

1.           I will not at any time, whether during my employment, and for a period of two years after my employment terminates, regardless of reason, reveal to any person or entity any confidential information concerning the organization, business or finances of the Company or of any third party which the Company is under an obligation to keep confidential (including but not limited to trade secrets or confidential information respecting inventions, products, designs, methods, know-how, techniques, systems, processes, software programs, works of authorship, customer lists, projects, plans and proposals), except as may be required in the ordinary course of performing my duties as an employee of the Company, and I shall keep secret all matters entrusted to me and shall not use or attempt to use any such information in any manner which may injure or cause loss or may be calculated to injure or cause loss whether directly or indirectly to the Company. Provided, however, that nothing in this Agreement shall limit the time periods during which the Employee and others shall not misappropriate or threaten to misappropriate the Company’s Trade Secrets as defined and protected under Wisconsin or other applicable law.

Further, I agree that during my employment I shall not make, use or permit to be used any notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials of any nature relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs otherwise than for the benefit of the Company. I further agree that I shall not, after the termination of my employment, use or permit to be used any such notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials, it being agreed that all of the foregoing shall be and remain the sole and exclusive property of the Company and that immediately upon the termination of my employment I shall deliver all of the foregoing, and all copies thereof, to the Company, at its main office.

2.           If at any time or times during my employment, I shall (either alone or with others) make, conceive, discover or reduce to practice any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, secret or intellectual property right whatsoever or any interest herein (whether or not patentable or registrable under copyright similar statutes or subject to analogous protection) (herein "Developments") that (a) relates to the business of the Company or any of the products or services being developed, manufactured or sold by the Company, (b) results from tasks assigned me by the Company or (c) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company, such Developments and the benefits thereof shall immediately become the sole and absolute property of the Company and its assigns, and I shall promptly disclose to the Company (or any persons designated by it) each such Development and hereby assign any rights I may have or acquire in the Developments and benefits and/or rights resulting therefrom to the Company and its assigns without further compensation and shall communicate, without cost or delay, and without publishing the same, all available information relating thereto (with all necessary plans and models) to the Company.

Upon disclosure of each Development to the Company, I will, during my employment and at any time thereafter, at the request and cost of the Company, sign, execute, make and do all such deeds, documents, acts and things as the Company and its duly authorized agents may reasonably require:

(a) to apply for, obtain and vest in the name of the Company alone (unless the Company otherwise directs) letters patent, copyrights or other analogous protection in any country throughout the world and when so obtained or vested to renew and restore the same; and

(b) to defend any opposition proceedings in respect of such applications and any opposition proceedings or petitions or applications for revocation of such letters patent, copyright or other analogous protection.

In the event the Company is unable, after reasonable effort, to secure my signature on any letters patent, copyright or other analogous protection relating to a Development, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney-in-fact, to act for and in my behalf and stead to execute and file any such application or applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent, copyright or other analogous protection thereon with the same legal force and effect as if executed by me.

3.           While I am employed by the Company and thereafter for the duration of the Restricted Period (as defined below) I will not
(i) directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise provide services which are substantially similar to the services that the Employee provided to Company, or invest in any Competing Business (as defined below), However, the foregoing sentence shall not be construed to prohibit purchase on a national securities exchange or in the “over-the-counter” market of any securities of a Competing Company listed on such exchange or publicly traded in such market, provided however, that such purchase does not result in Emplyee becoming owner of record of five percent (5%) or more of any class of such company’s outstanding securities.
(ii) directly or indirectly, employ, attempt to employ, recruit or otherwise solicit, induce or influence any person to leave employment or engagement (in the case of a consultant) with the Company or any affiliate or subsidiary of the Company (other than terminating the employment of subordinate employees undertaken in the course of my employment with the Company), or

(iii) Solicit (as defined below) any Customer (as defined below).

I understand that the restrictions set forth in this Section are intended to protect the Company’s interest in its proprietary information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose.

(A)
For purposes of this Agreement, the term  “Competing Business” shall mean a business which is competitive with any business (i) which the Company or any of its affiliates conducts or proposes to conduct at any time during my employment with the Company or (ii) any other business which the Company or any of its affiliates conducts or proposes to conduct, if I participated in the conduct of or planning for such business.  Notwithstanding the foregoing, I may own up to five percent (5%) of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business.

(B)
For purposes of this Agreement, the term “Restricted Period” shall mean a period of two (2) years immediately following the termination of my employment with the Company; provided, however, that if my employment with the Company is terminated without cause, then the “Restricted Period” shall mean a period of six (6) months immediately following the termination of my employment with the Company.

(C)
For purposes of this Agreement, the terms “Solicit” shall mean, directly or indirectly (i) soliciting the business or patronage of any Customer for any other person or entity which constitutes a Competing Business, (ii) diverting, enticing, or otherwise taking away from the Company the business or patronage of any Customer, or attempting to do so, or (iii) soliciting or inducing any Customer to terminate or reduce its relationship with the Company.

(D)
For purposes of this Agreement, the term “Customer” shall mean any person or entity who:  (i) is receiving services or products from the Company on the date of termination of my employment with the Company; or (ii) received such services for compensation at any time during the twelve (12) month period immediately preceding the date of my termination of my employment with the Company; (iii) commenced receiving services or products from the Company within three (3) months after the date of termination of my employment with the Company; or (iv) the Company is engaged in a joint venture or other strategic relationship prior to the termination of my employment with the Company.

4.           I agree that any breach of this Agreement by me will cause irreparable damage to the Company and that in the event of such breach the Company shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of my obligations hereunder.

5.           I understand that this Agreement does not create an obligation on the Company or any other person or entity to continue my employment.

6.           I represent that the Developments identified in the schedules, if any, attached hereto comprise all the unpatented and uncopyrighted Developments which I have made or conceived prior to my employment by the Company, which Developments are excluded from this Agreement. I understand that it is only necessary to list the title and purpose of such Developments but not details thereof.

I further represent that my performance of all of the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

7.           Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.

8.           I hereby agree that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

9.           My obligations under this Agreement shall survive the termination of my employment regardless of the manner of such termination and shall be binding upon my heirs, executors, administrators and legal representatives.

10.           The term "Company" shall include NOVELOS THERAPEUTICS, INC. and any of its subsidiaries, subdivisions or affiliates. The Company shall have the right to assign this Agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns.

11.           This is a Wisconsin contract and shall be construed under and be governed in all respects by the laws of the State of Wisconsin, without giving effect to its conflict of laws provisions.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as a sealed instrument as of the ____ day of ________________, 2011.

__________________________ Signature __________________________ Name - Please Print __________________________ Address

ACKNOWLEDGED:

NOVELOS THERAPEUTICS, INC.

By:_____________________________
          Harry S. Palmin
Title: President and CEO

Appendix 3

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

THIS CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT (the "Agreement") is entered into on ____________ by Cellectar, Inc., a Wisconsin limited liability company (the "Company") and [       ] ("Employee").

WHEREAS, the parties have entered into an at-will employment relationship for their mutual benefit until such time as either shall decide to terminate such relationship; and

WHEREAS, as a condition of employment, Employee is required to execute this Agreement;

NOW, THEREFORE, in consideration of Employee’s employment, continued employment (Employee understands that failure to sign the Agreement will result in termination of Employee's at-will employment), and/or other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the parties mutually agree as follows:

1.           Confidential Information and Trade Secrets.

1.1           Introduction.  During the term of Employee’s employment by the Company, Employee will or may have access to and become acquainted with various confidential information and/or trade secrets that are owned by the Company or developed by Employee in the course of his employment by the Company (the "Confidential Information" and/or “Trade Secrets”).  All Confidential Information and Trade Secrets, whether prepared by Employee or otherwise coming into his possession, shall be the exclusive property of the Company.

1.2           Definitions.  For purposes of this Agreement,

(a)           "Confidential Information" consists of information developed or otherwise owned by the Company, the accessibility or distribution of which the Company has chosen to limit, and which is otherwise treated as confidential by the Company.  Confidential Information includes information relating to the Company’s products, services, business and finances, including, without limitation, marketing, financial, customer, supplier and competitor information; accounting procedures; methods of doing business; research activities and plans; technology; manufacturing procedures; intellectual property; and any other confidential information relating to the operation of the Company's business.  "Confidential Information" shall not include information that: (i) Employee can show through tangible evidence was in the public domain prior to the date of this Agreement or that subsequently has entered the public domain through no fault of Employee; (ii) Employee can show through tangible evidence was known to Employee at the time of disclosure and not acquired directly or indirectly as a consequence of Employee’s relationship with the Company; or (iii) Employee can show through tangible evidence was lawfully received by Employee from a third party free of any obligation of confidentiality.

(b)           “Trade Secrets” means information, including, without limitation, formulas, patterns, compilations, programs, devices, methods, techniques and processes which derive independent economic value, actual or potential, by being (i) known to the Company and not generally known by others; and (ii) not readily ascertainable by proper means by others who can obtain economic value from the disclosure or use thereof; and are subject to the Company’s reasonable efforts to maintain their secrecy.

1.3           Restrictions on Use of Confidential Information and Trade Secrets.

(a)           Employee agrees that during his or her employment with the Company,

(i)           Employee will treat Confidential Information and Trade Secrets as strictly confidential and proprietary;

(ii)           Employee will not use any Confidential Information or Trade Secrets except as necessary in the ordinary course of Employee’s performance of services for the Company, and then only in a manner and under circumstances that reasonably protect such Confidential Information or Trade Secrets from disclosure to persons outside of the Company;

(iii)           Employee will not disclose or afford access to any Confidential Information or Trade Secrets to anyone outside the Company except as necessary in the ordinary course of Employee’s performance of services for the Company, and then only in a manner and under circumstances that reasonably limit the disclosure of such Confidential Information or Trade Secrets to persons with a specific and legitimate need to know such information as necessary in the ordinary course of the Company's business.

(iv)           Employee will not disclose or afford access to any Confidential Information or Trade Secrets to any person, inside or outside of the Company who has not executed a confidentiality agreement with the Company that protects the confidentiality and proprietary nature of the Confidential Information or Trade Secrets;

(v)           Employee shall not remove Confidential Information or Trade Secrets from the premises of the Company under any circumstances whatsoever except as necessary in the ordinary course of the Company’s business;

(vi)           Employee will not remove or tamper with any proprietary or other legends or restrictive notices contained on, or included with, any copies of any Confidential Information or Trade Secrets.

(b)           For a period of two (2) years following the date of termination of Employee's employment for any reason whatsoever, Employee shall not, directly or indirectly,  record in any way, shape, form, format, manner or media, any Confidential Information, nor use any Confidential Information, nor disclose any Confidential Information to anyone outside the Company.  Notwithstanding the foregoing, this Section 1.3(b) shall not be interpreted to apply to Employee’s general or specific technical knowledge that is not unique to the Company.

(c)           Upon termination of Employee’s employment with the Company for whatever reason, Employee will not record in any way, shape, form, format, manner or media, any Trade Secrets, nor use any Trade Secrets, nor disclose any Trade Secrets to anyone outside the Company.

(d)           Notwithstanding the foregoing provisions of this Section 1.3, Employee may disclose Confidential Information or Trade Secrets as compelled by legal, judicial or administrative proceeding.  However, prior to any such disclosure, Employee must give the Company reasonable notice to enable the Company to seek a protective order or other relief to prevent or limit disclosure of such Confidential Information or Trade Secrets.

(e)           Employee understands that the unauthorized use or disclosure of Confidential Information or Trade Secrets may be prohibited by laws, including the Uniform Trade Secrets Act and other business privacy laws, which may contain greater restrictions than are set forth in this Agreement.  Employee understands that any obligations under any such laws are in addition to Employee's obligations under this Agreement and that the Company may pursue full enforcement under any such laws in addition to enforcing the terms of this Agreement.

(f)           The Company in its sole discretion may notify any new employer of Employee that Employee has been exposed to Confidential Information and/or Trade Secrets and that he has a continuing obligation to the Company not to disclose any Confidential Information or Trade Secrets as provided for in this Agreement.

2.           Company Information and Equipment.  All documents, computer programs or information of any type in written, recorded, electronic, graphical or other tangible form, relating in any way to the business of the Company, whether prepared, developed or created by Employee or otherwise, are the exclusive property of the Company, and shall not be removed from the premises of the Company, except as necessary in the ordinary course of Employee’s performance of services for the Company.  Similarly, except as necessary in the ordinary course of Employee’s performance of services for the Company, Employee shall not remove any equipment or hardware owned or controlled by the Company from the premises of the Company.  Furthermore, upon termination of Employee’s employment with the Company for whatever reason,

(a)           Employee shall immediately return to the Company any and all property of the Company and any Confidential Information or Trade Secrets in Employee’s possession, whether in original format or a copy thereof, and in any tangible form or format whatsoever, including paper documents and digital, electronic or electromagnetic media, however stored; and

(b)           Notwithstanding any other provision in this Agreement, Employee shall promptly make a copy of any Confidential Information or Trade Secrets residing on any computers, personal digital assistants or other information storage devices owned or controlled by the Employee (excepting any Company devices which should be returned to the Company without alteration), promptly provide such copy to the Company upon termination of Employee’s employment with the Company, and shall promptly thereafter remove all copies of such Confidential Information or Trade Secrets from any and all computers, personal digital assistants or other information storage devices owned or controlled by Employee, taking whatever steps are necessary to ensure that upon removal, such Confidential Information or Trade Secrets are no longer accessible on any devices owned by or accessible to Employee.

3.           Miscellaneous.

3.1           Representations by Employee.  Employee agrees and acknowledges that the provisions of Section 1.3 of this Agreement are necessary and reasonable in order to protect the Company in the conduct of its business.  Employee further agrees and acknowledges that nothing contained in this Agreement nor the enforcement of a remedy by way of injunction by the Company of any covenant herein alters or shall alter his ability to obtain a livelihood; and that in the event of the termination of his employment with the Company for any reason whatsoever, his experience and capabilities are such that he can obtain employment without violating any provision of Section 1.3 of this Agreement.  Employee further agrees and acknowledges that the provisions of Section 1.3 of this Agreement are supported by good and valuable consideration.

3.2           Remedies.  Employee recognizes that irreparable injury may result to the Company and its business and property in the event of a breach or violation of the provisions of this Agreement by Employee.  Employee agrees that injunctive relief is an appropriate remedy in the event of his breach or violation of any provision of Section 1.3 of this Agreement.  Employee further agrees that any application for an injunction shall be without prejudice to any other right of action which may accrue to the Company by reason of the breach or violation by Employee of any provision of Section 1.3 of this Agreement.  In addition, in the event of any breach or violation by Employee of any provision of Section 1.3 of this Agreement, Employee shall be liable to the Company for any and all expenses, including reasonable attorneys’ fees and expenses, incurred by the Company in enforcing such provisions and seeking relief from the breach or violation thereof.

3.3           Computation of Period of Restrictions.  In the event the Company brings legal action for injunctive or other relief to enforce any provision of Section 1.3, the Company shall not, as a result of the time involved in obtaining such relief, be deprived of the benefit of the full period of the restrictions of Section 1.3.  Accordingly, any provision of Section 1.3 shall be deemed to have the duration specified in that Section computed forward from the date such relief is granted, but reduced by the time expired between the date the period of restriction began to run and the date of the first violation of the restriction by Employee.

3.4           Notices.  Any notice required to be given pursuant to this Agreement must be in writing and may be given by registered or certified mail and, if given by registered or certified mail, shall be deemed to have been given and received forty-eight (48) hours after a registered or certified letter containing such notice, properly addressed with postage prepaid, is deposited in the United States mail; and if given other than by registered or certified mail, shall be deemed to have been given when actually delivered to and received by the party to whom addressed.  Notices shall be given to the parties hereto at the following addresses:

If to the Company:

Cellectar, Inc.
3301 Agriculture Dr.
Madison, WI 53711
Attn: CEO

If to Employee:

[    ]

Any party hereto may, by giving written notice to the other party, designate any other address in substitution of the foregoing address to which notices shall be given.

3.5           Disclosure of Agreement.  During the two (2) year period following the date of the termination of Employee's employment with the Company, Employee shall advise the Company of the identity of any new employer within ten (10) days after accepting new employment and shall keep the Company advised of any change in employment during such period of time.  During such two (2) year period, the Company may notify Employee's new employer(s) or business associates of Employee's obligations under this Agreement.

3.6           Previously Disclosed Confidential Information.  All information disclosed to Employee prior to the date hereof that would have met the definition of Confidential Information as set forth in this Agreement had such information been disclosed after the date hereof shall constitute Confidential Information as defined in this Agreement and shall be subject to the terms and provisions of this Agreement.

3.7           Superseding Agreement.  This Agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the subject matter of this Agreement.

3.8           Severability.  If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, then to the extent not prohibited by applicable law, (a) the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way, and (b) in lieu of such provision that is invalid, void or unenforceable, there shall be added a provision consisting of terms as may be valid and enforceable.

3.9           Waiver.  The Company’s failure to require strict compliance with the terms and conditions of this Agreement shall not be deemed a waiver of such terms or conditions, nor shall the Company’s failure to enforce any remedy it may have in such event preclude it from thereafter enforcing its rights under this Agreement.

3.10           Survival; Assignment.  The covenants and agreements set forth in this Agreement shall survive the termination of this Agreement and may be assigned by the Company and its successors and assigns to any person or business entity to whom the Company and its successors and assigns may transfer substantially all of its or their business and assets.

3.11           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to its conflict of laws provisions.  Any legal action regarding this Agreement shall be exclusively brought in a court of competent jurisdiction within the State of Wisconsin.

3.12           Binding Effect.  This Agreement may not be assigned by Employee without the Company's consent in writing.  All covenants and agreements set forth in this Agreement by or on behalf of the Company shall bind its successors and assigns, and all covenants and agreements set forth in this Agreement by or on behalf of Employee shall inure to the benefit of and be enforceable by the Company and its successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY: Cellectar, Inc. By: _______________________________ William Clarke, CEO EMPLOYEE: _____________________________________

Appendix 4
Cancer-Targeting, Broad Spectrum, Multi-Product Technology Platform

Time-Lapse Photography Illustrating Tumor Regression in Mouse After a Single Dose of
HOT

LIGHT Compared to FDG as a Cancer PET Imaging Agent in Mouse Xenograft Model
(Same mouse: first imaged with FDG, then with LIGHT 24 hours later)

T = Cancerous Tumor, B = Bladder, I = Inflammation site, H = Heart
The images provided above are for illustrative purposes only and may not be indicative of all results.

[INSIDE BACK COVER]
In Humans, HOT Targets Cancerous Tumors - Not Normal Tissue or Bone Marrow
(SPECT/CT imaging of HOT in Phase 1a trial patients; Bright areas = HOT uptake)

Our Therapeutic Compounds (HOT and COLD) Selectively Target Cancer Stem Cells
(Fluorescence photomicrographs; Green = uptake of fluorescent-labeled COLD)

cGMP Radiopharmaceutical Manufacturing Facility at Our Headquarters in Madison, WI

The images provided above are for illustrative purposes only and may not be indicative of all results.